SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 9th December 2004

MITCHELLS & BUTLERS plc
(Registrant’s name)

27 Fleet Street
Birmingham B3 1JP, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This amendment is being filed to effect certain technical corrections to our report on Form 6-K dated December 7, 2004. The exhibits submitted under cover of this Form 6-K/A are identical to those submitted with the earlier report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITCHELLS & BUTLERS plc
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	HEAD OF SECRETARIAT

Date:	9 December 2004

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Directors' Interests dated 6th December 2004
99.2	Directors' Interests dated 6th December 2004
99.3	Directors' Interests dated 6th December 2004
99.4	Purchase of Own Securities dated 6th December 2004